
vuba

vuba

We Get You There Quickly.

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vuba

7 Billion

people

hate traffic congestion,
rush hour delays,
accidents, injuries,
traffic deaths, air pollution,
noise pollution, wasted
time and wasted money.


Let’s Fix This.

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vuba
Driverless.
Electric.
On Demand.
We help cities move and breathe easily.

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How It Works



Step 1.
Use a smartphone app or kiosk to request a ride.



Step 2.
A driverless electric vehicle arrives at a station, usually within a minute or less.


A
B

Step 3.
Ride non-stop above street traffic on an elevated guideway.

vuba

Our Team

(Click images for bios)

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Paul Klahn
Founder
CEO



Phionah N. Klahn
Co-Founder
Biz Dev & Social Media Mgr



Peter J. Muller, PE
Co-Founder
Chief Technology Officer



Jan



Irene



Scott



Gatete



Lyliane



Jacob



Stephen



James



Susan



Ingmar

How We Make Money

4 Main Revenue Streams


vuba

1. Vuba is paid to design the PRT system and manage the project.
2. Vuba sells proprietary PRT system components to the SPV.
3. Vuba is paid to operate and maintain the system.
4. Vuba receives a share of the net profits from the SPV.

Additional Details

US + African Market:

$90 Billion

Vuba launches in Kigali, Rwanda, and then expands across Africa by capitalizing on Rwandan influence on the continent. Vuba has also been approached for multiple US-based projects. We estimate being able to launch one new project per year after 2025.

Partners negotiating follow-on projects



$48 B
KIGALI



$42 B

Launch In

Kigali, Rwanda

Competition



Current
Bus
18%
Car
18%
Moto
Taxi
17%
Walking/
Biking
47%



Year 2026
Bus
12%
Car
22%
Moto
Taxi
8%
Walking/
Biking
20%
Vuba
PRT
39%

Click To See
2050 Projection

Main competitors are existing modes of transport and the status quo. Other companies developing smart mobility own ZERO percent of the market.

These projections cannot be guaranteed.

Click To See Other
PRT Competitors

vuba

Current Status

Click for more information:

Business Technology


vuba

Vuba is in final negotiations with the Gov't of Rwanda to begin our feasibility study (Jan 2021) followed by development of a PPP to build a city-sized public transport system in the capital city of Kigali. GoR has indicated their intent to make a sizable equity investment in Vuba. We are currently developing initial prototypes of our proprietary system components.

What's Next

2021

Q1
- Raise $100k+ bridge round via Wefunder.com
- Raise $2M seed round
- Launch feasibility study
- Establish Kigali office
- Begin passenger pod prototype
- Continue ¼ scale bogie testing

Q2
- Complete feasibility study
- Complete passenger pod prototype
- Build guideway segment
- Exhibit Vuba at CHOGM

(Commonwealth Heads of Government Meeting to be held in Kigali, Rwanda, June 2021)

Q3
- Negotiate PPP with Gov't of Rwanda
- Secure add'l equity investment from Rwanda
- Determine Phase 1 system layout
- Establish build/test facility
- Construct full-scale test track

Q4
- Finalize PPP/SPV
- Close on project funding
- Secure Vuba Series A ($20M)
- Start full-scale bogie tests
- Submit proposal for 2nd system

vuba

Funding

A Wefunder crowdfunding campaign is currently underway to raise a $100k+ bridge round.

In Q1 2021 we are planning a $2M raise to be funded by Rwanda and other sources, in exchange for 13% equity in Vuba.

Wefunder Goal: $100k+

Benefit: 20% revenue share up to 5x return on investment



Team
31%
Tech Dev
46%
13%
OpEx
10%
Travel & Marketing

Use Of Funds

(Next two rounds, up to $2.1M)

Vuba's valuation with successive investment rounds planned as ~$100 million by 2022 and $1+ billion by 2025


Vuba Planned Valuation Over Successive Investing Rounds
$ Millions
Speculative / Illustrative: Vuba capital needs to be confirmed by Feasibility Study.
Early Round investing is high-risk.
$1,200
$1,000
$800
$600
$400
$200
$0
$8
$20
$100
$400
$1,000+
2020
2021
2022
2023
2024
2025

Vuba Planned Valuation & Investment Rounds:

$8 million (max $2m new equity) First Vuba Equity Round	$20 million ($5m new equity) Second Equity Round	$100 million ($20m new equity) Third Equity Round	$300 to $500 million	$1 billion+

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Vuba Valuation Basis:

Vuba potential	Cash flow potential of the Kigali PRT SPV When the PPP is announced	Proven Kigali PRT SPV cash flows	Value of Kigali cash flow plus other potential PRT systems

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vuba

vuba

Invest In A
Sustainable Future.

www.go-vuba.com info@go-vuba.com +1 970 591 2325

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END SHOW